Exhibit 99.1

JA Solar Announces ADS Ratio Change

SHANGHAI, November 16, 2012 - JA Solar Holdings Co., Ltd. (NASDAQ: JASO), (“JA Solar” or “the Company”), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it will change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary share to one ADS representing five (5) ordinary shares, effective on December 10, 2012.

Each shareholder of record at the close of business on December 10, 2012 will be required to exchange every five ADSs then held for one new ADS. The effect on the ADS price will take place on December 10, 2012.

For JA Solar’s ADS holders, this ratio change will have the same effect as a one-for-five reverse ADS split. There will be no change to JA Solar’s underlying ordinary shares. ADS holders will be required to surrender their existing ADSs in exchange for new ADSs of the Company.  The Company’s Depositary, The Bank of New York Mellon, will provide further details on or prior to November 26, 2012 to NASDAQ and other market participants.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: jasolar@brunswickgroup.com